

July 5, 2011

Via E-mail
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

> **Re:** **Sooner Holdings, Inc.**
> **Form 8-K/A**
> **Filed June 13, 2011**
> **Form 10-K/A for Fiscal Year Ended**
> **September 30, 2010**
> **Filed June 13, 2011**
> **Form 10-Q for Three Months Ended**
> **March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-18344**

Dear Mr. Ang:

We have reviewed your amended filings and Form 10-Q for the three months ended March 31, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed June 13, 2011

Description of Business, page 6

1. We note your revised disclosure regarding comment two of our letter dated May 24, 2011. Please supplementally explain the difference in consideration for the call options disclosed in your various amendments. For instance, the consideration disclosed in your first amendment for the San Ming call option agreement was $83,490 but that consideration was revised to $5,694,515 in your second amendment.

Footwear, page 16

2. We note your response and revised disclosure regarding comment four of our letter dated
    May 24, 2011 and we partially reissue the comment. Please disclose all material terms to
    the standard purchase order agreement with Ransford and your recent agreement with
    Yuanfeng. In this regard, we note the disclosure on amendment pages 16 and 35.

Property, page 18

3. We note your revised disclosure in response to comment five of our letter dated May 24,
    2011. Please revise to discuss the capacity, adequacy and suitability of your properties in
    greater detail. In this regard, we note that you currently utilize 100% of your facilities
    but further note that you intend to increase capacity. You do not disclose the capacity of
    the proposed facilities and compare it to your current capacity.

Risk Factors, page 20

4. We note your response to comment nine of our letter dated May 24, 2011. It is unclear
    how you have fully addressed comments seven and 27 of our letter dated March 21,
    2011.   Please revise your disclosure.

Liquidity and Capital Resources, page 37

5. We note your response to comment 12 of our letter dated May 24, 2011 but are unable to
    locate revised disclosure. Please revise your disclosure in accordance with your
    response.

6. In the second paragraph, the revised disclosure indicates that you will "curtail" future
    loans between related parties. Please explain this disclosure. If you will continue to
    enter these arrangements in the future, please disclose and describe the circumstances
    when loans will be made, any restrictions on the amount of such loans, and the principal
    terms of such loans.

7. We repeat comment 14 in part. Please describe the transactions in which SFP funded the
    difference between $11 million and $5.7 million.

8. In the fifth paragraph, please quantify the amount owed by FFP to the registrant, if the
    call option is not exercised by the registrant. In this regard, we note the cancellation of
    $83,490 upon execution of the call option on page eight, the amount of $152,000 paid for
    the agreement on page 47, the significant receivables owned by FFP to the registrant in
    2008 and 2009 and the payment of $1.5 million for land use rights.   Please also provide
    this disclosure under "Certain Transactions."

9. Please direct our attention to the specific provisions of the filed exhibits which support the disclosure that amounts owed to the registrant by FFP and San Ming, which were cancelled, will be applied to the purchase prices upon exercise of the call options. Please translate any amounts in RMB to U.S. dollars and reconcile with the disclosed amounts in the Form 8-K. Further, please direct our attention to the specific provisions of the filed exhibits which support the disclosure that amounts owed by FFP and San Ming will be payable to the registrant if the call options are not exercised.

Off-Balance Sheet Arrangements, page 39

10. We note your response to comment 16 of our letter dated May 24, 2011 that the loan number on exhibit 10.12 is incorrect and that there is no CIB Shishi Branch, the entity listed as lender in exhibit 10.15. Please revise your exhibits accordingly.

Directors, Executive Officers and Corporate Governance, page 39

11. We note your revised disclosure in response to comment 17 of our letter dated May 24, 2011. Please revise to clarify Mr. Ang's role since August 2003. For instance, we note that he established Shishi Feiying Plastic Co. in August 2003 but it is unclear in what role he has served since that time until he became the company's President and Chairman in February 2011.

Security Ownership of Certain Beneficial Owners and Management, page 42

12. The second table relating to common stock ownership reports post reverse split share amounts and percentages except for the last two entries in the table. Please revise or explain.

13. We note your response to comment 19 of our letter dated May 24, 2011. Please revise your disclosure to incorporate your response.

Certain Relationships and Related Transactions, page 46

14. We note your response regarding comment 20. Please reconcile your disclosure to reflect your response. In this regard, we note your risk factor on page 25 states that High-Reputation Assets Management Limited, Joint Rise Investment Limited and W-Link Investment limited are controlled by Mr. Ang. Revise here and where appropriate.

15. We note your response to comment 21 of our letter dated May 24, 2011 and we partially reissue the comment. It is unclear how exhibit 10.4 is not an expired agreement.

16. We note your response to comment 22 of our letter dated May 24, 2011 and we reissue the comment. Your disclosure does not clearly address HK Weituo's role with respect to the $5.7 million and $83,490. Please revise to clarify.

Exhibits
General

17. We note your response to comment 26 of our letter dated May 24, 2011. Please reconcile your statement that there was no change to your Certificate of Incorporation with your disclosure on page 55 that your Certificate of Incorporation was amended. We can locate no such amendment and are unclear when such "effective date of an amendment" was. Revise accordingly or clarify your disclosure. We may have further comment.

Form 10-Q for Quarter Ended March 31, 2011
Financial Statements
Notes to Financial Statements
4. Stockholders' Equity
Earnings Per Share, page 12

18. It appears that you have included the effect of the reverse stock split and the conversion of your Series A preferred stock in the weighted average shares outstanding component of your earnings per share calculation. We note from your response to our prior comment 29 and based on our review of your balance sheet on page 1, it appears that these transactions have not yet occurred. Please provide us with a detailed discussion to support your inclusion of these transactions in your earnings per share calculation prior to their occurrence and cite the specific authoritative literature you utilized to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director